FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

The Motley Fool: Oracle Needs Less Spin
June 13, 2003

Oracle Needs Less Spin

If Oracle (Nasdaq: ORCL) kingpin Larry Ellison craves attention, he’s had his fill this week. From his $5.1 billion takeover offer for PeopleSoft (Nasdaq: PSFT), to PeopleSoft’s less-than-friendly response, to a $1.7 billion lawsuit filed against Oracle by J.D. Edwards (Nasdaq: JDEC) (because J.D.’s acquisition by PeopleSoft has now been put in doubt), to — capping it all off — Oracle’s quarterly results last night.

Incidentally, results were “better than expected.” However, the world’s largest enterprise software company reported just slight gains in revenue and (despite its crowing) only very moderate gains in income.

Fourth-quarter sales (ended May 31) totaled $2.8 billion, up from $2.7 billion last year, while net income was $858 million, or $0.16 per share. Oracle touted its net income as a 31% rise over last year’s same quarter (it opens its press release celebrating this). In actuality, net income only rose 4% when backing out last year’s investment loss on equities. And its operating income — a much cleaner look at results — rose just 3.6%. Additionally, free cash flow for the year rose only 1.4% to $2.89 billion, while net cash provided by operating activities actually declined 3% year-over-year.

The company’s press release begs for much more open discussion of financial results, and less spin.

For the year ended May 2003, Oracle’s revenue declined 2% on weakness in new software licenses and services, while operating income fell 4%. Its market remains mired. Meanwhile, the $67 billion giant (based on enterprise value) trades at 23 times free cash flow, making Microsoft (Nasdaq: MSFT), at 15 times free cash flow, a relative bargain. Oracle offered to buy PeopleSoft at 28 times its free cash flow, which begs a question: Oracle criticizes only one company in its press release, PeopleSoft, saying, “PeopleSoft’s... new license revenues [recently] decreased 39%,” adding that it’s because Oracle is taking away their major clients. So, why be so eager to buy the company? Or did Oracle just want to throw its competitor off its acquisition plan. (Note the lack of a question mark.)

Additional Information

PeopleSoft intends to commence an exchange offer and to file a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials to be filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.